UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Barry Goldstein
15 Joys Lane
Kingston, New York 12401
(845) 802-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No. 496719105

1.	Name of Reporting Person Barry Goldstein
2.	Check the appropriate box if a member of a group* (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 800,504
	8.	Shared Voting Power 111,581
	9.	Sole Dispositive Power 800,504
	10.	Shared Dispositive Power 111,581
11.	Aggregate Amount Beneficially Owned by Reporting Person 912,085
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person IN

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ITEM 1. SECURITY AND ISSUER.
This statement amends and supplements the Schedule 13D dated May 24, 2002, as previously amended by Amendment No. 1, dated May 28, 2002, Amendment No. 2, dated February 5, 2003, Amendment No. 3, dated February 2, 2004, Amendment No. 4, dated December 20, 2004, Amendment No. 5, dated February 2, 2005, Amendment No. 6, dated October 18, 2007, Amendment No. 7, dated September 17, 2008, Amendment No. 8, dated August 17, 2009, Amendment No. 9, dated March 24, 2010, and Amendment No. 10, dated August 12, 2014 relating to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Kingstone Companies, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 15 Joys Lane, Kingston, New York 12401.
ITEM 2. IDENTITY AND BACKGROUND.
(a) Name of Reporting Person:
 Barry Goldstein
(b) Residence or business address:
 15 Joys Lane
 Kingston, New York 12401
(c) The Reporting Person is employed as the Chief Executive Officer, President and Chairman of the Board of the Company.
(d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.
(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
N/A
ITEM 4. PURPOSE OF TRANSACTION.
On January 25, 2017, the Reporting Person entered into an underwriting agreement (the "Underwriting Agreement") with the Company, the other selling stockholders named therein (together with the Reporting Person, the "Selling Stockholders") and Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), as representative of the several underwriters named therein (the "Underwriters").  Pursuant to the Underwriting Agreement, the Reporting Person, retirement trusts established for the benefit of the Reporting Person and the Reporting Person's wife sold to the Underwriters 202,046, 35,900 and 32,580 shares of Common Stock, respectively, at a price of $12.00 per share, less underwriting discounts and commissions of $0.69 per share.

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The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and which is incorporated herein by reference.

Concurrently with the execution of the Underwriting Agreement, the Reporting Person delivered to the Underwriters a lock-up agreement (the "Lock-Up Agreement") pursuant to which he agreed, subject to certain exceptions, that, for a period of 90 days commencing January 25, 2017, he will not (i) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or warrants or other rights to purchase Common Stock or any other securities of the Company that are substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by him (including holding as a custodian) or with respect to which the he has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission or (ii) publicly announce an intention to do any of the foregoing.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is incorporated herein by reference

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) As of the date hereof, the Reporting Person is the beneficial owner of 912,085 shares of Common Stock of the Company (or approximately 8.6% of the outstanding Common Stock of the Company).  Of such number, 187,500 shares are issuable upon the exercise of options that are exercisable currently or within 60 days and 111,581 shares of Common Stock are owned by the Reporting Person's wife.  The inclusion of the shares owned by the Reporting Person's wife shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.
(b) The Reporting Person has sole voting and dispositive power over 800,504 shares and shared voting and dispositive control over 111,581 shares.
(c) During the past 60 days, except as reported in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company.
ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 is hereby incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
(1)	Underwriting Agreement, dated as of January 25, 2017, by and among the Company, the Selling Stockholders and Sandler O'Neill, as representative of the Underwriters.[1]

(2)	Lock-Up Agreement, dated as of January 24, 2017, executed by the Reporting Person.

1 Incorporated by reference to Current Report on Form 8-K filed by the Company on January 27, 2017.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2017	By:	/s/ Barry Goldstein
Barry Goldstein

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Exhibit

Kingstone Companies, Inc.
Public Offering of Common Stock

January 23, 2017

Sandler O'Neill & Partners, L.P.,
as Representative of the several Underwriters
named on Schedule A to the
Underwriting Agreement
(as each term is defined below),
c/o Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor,
New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that you (the "Representative") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Kingstone Companies, Inc., a Delaware corporation (the "Company"), acting as representative on behalf of the several underwriters named on Schedule A to the Underwriting Agreement (the "Underwriters"), providing for a public offering (the "Offering") of the Company's common stock, $0.01 par value (the "Common Stock"), pursuant to a Registration Statement on Form S-3 (Registration No. 333-215426), as amended, filed with the Securities and Exchange Commission.

In consideration of the agreement by the Underwriters to participate in the Offering, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that (other than as set forth below), during the period beginning from and including the date of the prospectus relating to the Offering (the "Prospectus") and continuing through and including the date 90 days after such date, the undersigned will not, without the prior written consent of the Representative, (i) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or warrants or other rights to purchase Common Stock or any other securities of the Company that are substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission (collectively, the "Undersigned's Shares") or (ii) publicly announce an intention to do any of the foregoing.

The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Undersigned's Shares, whether any such transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, even if such shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase,

722909131.3 16531051

sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned's Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned's Shares.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned's Shares (i) as a *bona fide* gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any entity that is controlled by or under common control with the undersigned, so long as such entity agrees to be bound in writing by the restrictions set forth herein, or (iv) with the prior written consent of the Representative. For purposes of this Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. The undersigned now has and, except as contemplated by clause (i), (ii), (iii) or (iv) above, for the duration of this Agreement will have, good and marketable title to the Undersigned's Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company against the transfer of the Undersigned's Shares, except in compliance with the foregoing restrictions. In furtherance of the foregoing, the Company is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Agreement during the period from and including the first day of the 90-day restricted period referred to above through and including the last day of such 90 day restricted period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the 90-day restricted period has expired.

The undersigned understands that the Company and the Underwriters are relying upon this Agreement in proceeding toward consummation of the Offering. The undersigned represents and warrants that the undersigned has full power and authority to enter into this Agreement. The undersigned further understands that this Agreement is irrevocable and agrees that the provisions of this Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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Yours very truly,

[signature]
Signature

BARRY EDELSTEIN
Name

41 Willow Pond Lane
Hewlett NY 11557
Address

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